UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

TERAWULF Inc.
(Name of Issuer)

Common stock, par value $0.001 per share
(Title of Class of Securities)

88080T 104
(CUSIP Number)

2322 Blaisdell Ave South Minneapolis, Minnesota 55404 (212) 343-8353
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 23, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88080T 104	SCHEDULE 13D	Page 2 of 7

1	NAME OF REPORTING PERSON Nazar M. Khan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 13,519,521
	10	SHARED DISPOSITIVE POWER 4,019,787

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,539,308
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1% (1)
14	TYPE OF REPORTING PERSON IN

(1)        Based on 173,342,334 shares of common stock, par value $0.001 per share (“Common Stock”), of TeraWulf Inc. (the “Issuer”) issued and outstanding as of February 13, 2023, as set forth in the Issuer’s Registration Statement on Form S-3, dated February 14, 2023. Aggregate amount beneficially owned includes 2,579,365 warrants, exercisable at any time at the option of the holder thereof for an equal number of fully paid and non-assessable shares of the Issuer’s Common Stock.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 3 of 7

1	NAME OF REPORTING PERSON Yaqeen Trust I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,679,857
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,679,857
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5% (2)
14	TYPE OF REPORTING PERSON IN

(2)        Based on 173,342,334 shares of Common Stock of the Issuer, issued and outstanding as of February 13, 2023, as set forth in the Issuer’s Registration Statement on Form S-3, dated February 14, 2023.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 4 of 7

1	NAME OF REPORTING PERSON Lake Harriet Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 7,034,982
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,034,982
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1% (3)
14	TYPE OF REPORTING PERSON OO

(3)        Based on 173,342,334 shares of Common Stock of the Issuer, issued and outstanding as of February 13, 2023, as set forth in the Issuer’s Registration Statement on Form S-3, dated February 14, 2023. Aggregate amount beneficially owned includes 2,579,365 warrants, exercisable at any time at the option of the holder thereof for an equal number of fully paid and non-assessable shares of the Issuer’s Common Stock.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 5 of 7

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the original Schedule 13D filed (with the Securities and Exchange Commission (the “Commission”) on December 23, 2021 (the “Schedule 13D”), as amended by Amendment No. 1 thereto, filed with the Commission on October 4, 2022, Amendment No. 2 thereto, filed with the Commission on October 17, 2022, and Amendment No. 3 thereto, filed with the Commission on February 3, 2023, and is filed by (i) Mr. Nazar M. Khan, (ii) Yaqeen Trust I, a Minnesota trust (“Yaqeen Trust I”), and (iii) Lake Harriet Holdings, LLC, a Delaware limited liability company (“Lake Harriet Holdings”) (each, a “Reporting Person” and, collectively, the “Reporting Persons”), relating to the shares of the common stock, par value $0.001 per share (the “Common Stock”), of TeraWulf Inc. (formerly known as Telluride Holdco, Inc.), a Delaware corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the meaning set forth in the Schedule 13D. The Amendment No. 4 is being filed to (i) disclose the exercisability of the 1,190,476 warrants held by Lake Harriet Holdings, and the corresponding beneficial ownership over the shares underlying such warrants, and (ii) the receipt by Lake Harriet Holdings of 2,157,006 shares of Common Stock upon conversion of $853,912.33 of convertible notes of the Issuer.

Item 2. Identity and Background.

No material change.

Item 3. Source and Amount of Funds or Other Consideration.

On February 23, 2023, the Issuer’s stockholders approved the Share Increase Amendments. As a result, the 1,190,476 Lake Harriet Holdings Warrants became exercisable.

On November 25, 2022, Lake Harriet Holdings purchased $853,912.33 of convertible notes from the Issuer (the “Convertible Notes”). Three business days after the approval of the Share Increase Amendments, the aggregate principal amount of the Convertible Notes promissory notes and accrued but unpaid interest thereon was converted into 2,157,006 shares of Common Stock in accordance with the terms of the Convertible Notes. References to, and descriptions of, the Convertible Note set forth above are not intended to be complete and are qualified in their entirety by reference to the full text of the Convertible Note, which is filed as Exhibit 10 and is incorporated into this Schedule 13D by reference.

Item 4. Purpose of Transaction.

The information set forth under Item 3 above is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

References to percentage ownerships of the Common Stock in this Schedule 13D are based on 173,342,334 shares of Common Stock of the Issuer, issued and outstanding as of February 13, 2023, as set forth in the Issuer’s Registration Statement on Form S-3, dated February 14, 2023.

(a) and (b)

As of the date of this Schedule 13D, Mr. Nazar M. Khan may be deemed to be the beneficial owner of 17,539,308 shares of the Common Stock (approximately 10.1% of the Common Stock), 3,804,682 shares of the Common Stock which he holds directly, 4,019,787 shares of the Common Stock with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the trust instruments of various trusts for the benefit of his family, 2,679,857 shares of the Common Stock with respect to which he has a beneficial interest by virtue of his position as the trustee of Yaqeen Trust I and 7,034,982 shares of the Common Stock with respect to which he has a beneficial interest by virtue of his position as the sole manager and president of Lake Harriet Holdings. Mr. Nazar M. Khan may be deemed to have sole dispositive power with respect to the 3,804,682 shares he holds

CUSIP No. 88080T 104	SCHEDULE 13D	Page 6 of 7

directly, shared dispositive power with respect to 4,019,787 shares of the Common Stock held by various trusts for the benefit of his family, sole dispositive power with respect to 2,679,857 shares of the Common Stock held by Yaqeen Trust I and sole dispositive power with respect to 7,034,982 shares of the Common Stock held by Lake Harriet Holdings. Mr. Nazar M. Khan disclaims beneficial ownership of all such shares of the Common Stock.

(i)	As of the date of this Schedule 13D, Yaqeen Trust I may be deemed to be the beneficial owner of 2,679,857 shares of the Common Stock (approximately 1.5% of the Common Stock), which it holds directly. Yaqeen Trust I may be deemed to have sole dispositive power with respect to such shares of the Common Stock.
(ii)	As of the date of this Schedule 13D, Lake Harriet Holdings may be deemed to be the beneficial owner of 7,034,982shares of the Common Stock (approximately 4.1% of the Common Stock) it holds directly. Lake Harriet Holdings may be deemed to have sole dispositive power with respect to such shares of the Common Stock.

The information set forth in Items 3 and 4 above is hereby incorporated into this Item 5(c) by reference, as applicable.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Item 3 above is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 10	Convertible Note, dated as of November 25, 2022.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 10, 2023

NAZAR M. KHAN

/s/ Nazar M. Khan

YAQEEN TRUST I By: Nazar M. Khan, as trustee

/s/ Nazar M. Khan

LAKE HARRIET HOLDINGS, LLC

By:	/s/ Nazar M. Khan
Name: Nazar M. Khan
Title: President

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).